News Release

September 11, 2007	SVU: TSX
N.R.2007-08

Spur Ventures terminating SEC registration

Vancouver, Canada – Spur Ventures Inc. (TSX : SVU) Vancouver, Canada – SPUR VENTURES INC. ("Spur" or the "Company") is announcing its intention to voluntarily terminate the registration of its securities under the U.S. Securities Exchange Act of 1934. Spur expects to file the required Form 15-F during the week of September 10, 2007.

Spur's rationale for deregistration is based on the following:

• The primary market for Spur's shares is the Toronto Stock Exchange, where the average trading volume has accounted for more than 95% of Spur's worldwide trading volume over the last year;
• Spur currently completes its financial statements in accordance with Canadian GAAP. The Company recognizes that U.S. and Canadian GAAP are different in certain areas and accordingly the Company presents a reconciliation from Canadian GAAP to US GAAP in its annual audited financial statements. Spur will continue to do so in the future.
• Spur is continuously seeking to minimize its operating costs.

The deregistration will have no impact on Spur's primary listing of its common shares on the Toronto Stock Exchange. Spur will continue to publish financial reports, financial statements, press releases and shareholder information, which will be available at www.sedar.com and on Spur's web site at www.spur-ventures.com, and will continue to provide a high standard of corporate governance, information and disclosure for all investors, including those in the United States.

More information can be found in the audited financial statements and the related notes and the management discussions and analysis of the period filed with Canadian regulators on SEDAR at www.sedar.com and on the company’s website: www.spur-ventures.com

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Spurs intends to be the Fastest Growing Integrated Supplier of Plant Nutrients for the Chinese Farmer

For further information, please contact Dr. Robert Rennie at rrennie@spur-ventures.com or Mr. Michael Kuta at 604-697-6201 (mkuta@spur-ventures.com).

Certain of the information and statements contained herein that are not historical facts, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of the Securities Act (Ontario) and the Securities Act (Alberta) (in both cases hereinafter referred to as “Forward-Looking Information”). Forward-Looking Information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect” and “intend”; statements that an event or result is “due” on or “may”, “will”, “should”, “could”, or might” occur or be achieved; and, other similar expressions. Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com

achievements expressed or implied by such Forward-Looking Information; including, without limitation, material factors and assumptions relating to, and risks and uncertainties associated with, the evolving legal structure of China, the volatility in the Chinese economy, mineral and fertilizer price fluctuations, raw materials costs, transportation costs, favourable governmental relations, the availability of financing for activities when required and on acceptable terms, the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the achievement and maintenance of planned production rates, current and future environmental and regulatory requirements, the availability and timely receipt of permits, approvals and licenses, industrial accidents, equipment breakdowns, costs for remediation, availability and cost of insurance, labour disputes, the inherent uncertainty of production and cost estimates, currency fluctuations, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors in the Company’s Annual Information Form dated March 30, 2007, under Risk Factors in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 and in each subsequent Management’s Discussion and Analysis. Such Forward-Looking Information is based upon the Company’s assumptions regarding global and Chinese economic and market conditions and the price of raw materials, including sulphur and potash. Among the factors that have a direct bearing on the Company’s future results of operations and financial conditions are the successful development of the Company’s projects and a change in government regulations, leverage and debt service, competition, costs of certain raw materials, currency fluctuations and restrictions and technological changes, among other things. Should one or more of any of the aforementioned risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from any conclusions, forecasts or projections described in the Forward-Looking Information. Accordingly, readers are advised not to place undue reliance on Forward-Looking Information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise Forward-Looking Information, whether as a result of new information, future events or otherwise.

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com